July 23, 2024

Gary Strahan
Chief Executive Officer
MultiSensor AI Holdings, Inc.
2105 West Cardinal Drive
Beaumont, TX 77705

       Re: MultiSensor AI Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 16, 2024
           File No. 333-280826
Dear Gary Strahan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ralph V. De Martino